[Letterhead of]
Dorsey & Whitney LLP
[Toronto Office]
416 367 7370
November 21, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-3628
Attn: Mr. Daniel F. Duchovny
VIA FACSIMILE AND EDGAR

Re:	Arizona Star Resource Corp. Schedule 14D-9F filed November 9, 2007 SEC File No. 005-82578
Dear Mr. Duchovny:
     On behalf of our client, Arizona Star Resource Corp. (“Arizona Star”), we are responding to the letter dated November 20, 2007 (the “Comment Letter”) from Daniel F. Duchovny, Special Counsel of the Securities and Exchange Commission (the “Commission”). Concurrently herewith we transmit for filing Amendment No. 1 to Arizona Star’s Schedule 14D-9F (the “Schedule 14D-9F”)
     Set forth below is the response to the Comment Letter provided to us by Arizona Star. For ease of reference, each comment contained in the Comment Letter appears directly above the parties’ corresponding response.
Schedule 14D-9
Notice to Shareholders in the United States, page 2
1.	The legend appearing here does not appear to comply with the instruction in Part I, Item 2 of Schedule 14D-9F. Please revise.

Response: The Schedule 14D-9F has been amended to include the requested legend.
Closing Comment
     On behalf of our client Arizona Star, we hereby confirm to you Arizona Star’s acknowledgements of the following matters:
•	Arizona Star is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Arizona Star may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * *

Securities and Exchange Commission
November 20, 2007

     We believe that the Schedule 14D-9F responds completely to all of the issues raised in the Comment Letter. If you have any questions regarding this letter or the Schedule 14D-9F, please feel free to contact me at (416) 367-7373.

Sincerely,
/s/ Gil I. Cornblum
Gil I. Cornblum

cc:	Paul Parisotto (Arizona Star Resource Corp.)

John Sabine Sander Grieve Linda Misetich (Fraser Milner Casgrain LLP)

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